Exhibit 99.1

TMM COMPANY CONTACT:
Verónica Tego Sánchez, CFO
011-52-55-5629-8866
veronica.tego@tmm.com.mx

GRUPO TMM REPORTS FOURTH QUARTER AND FULL YEAR 2025 FINANCIAL RESULTS
(In Mexican Pesos)

GRUPO TMM REPORTS IMPROVED OPERATING PERFORMANCE AND PROFITABILITY IN 2025

Preliminary full-year 2025 Results Include:
o	Consolidated revenues of Ps 1,909.0 million
o	EBITDA of Ps 437.0 million
o	Net income of Ps 341.3 million
o	Significant improvement in operating income

Mexico City, February 27, 2026 – Grupo TMM, S.A.B. (BMV: TMM A and OTC: GTMAY) (the “Company” or “TMM”), a Mexican maritime transportation, logistics and maritime infrastructure services company, announced its preliminary financial results for the fourth quarter and full year 2025

“Fiscal year 2025 marked the beginning of a period of more consistent performance for Grupo TMM, supported by the maturity of our operations and disciplined execution.

In 2026, we will continue strengthening our value proposition through digital tools, enhanced operating efficiency and sustainable practices aligned with our operations,” said Vanessa Serrano, Chief Executive Officer of TMM.

Operational performance
During 2025, Grupo TMM reported higher asset utilization, improved contract visibility and a more efficient operating structure, resulting in consolidated revenue of Ps 1,909.0 million and operating income of Ps. 329.7 million.

Although full-year net income included favorable foreign exchange effects, the year-over-year improvement was primarily driven by operating performance.

Segment performance

•
Maritime – maintained high utilization levels and remained the main contributor to earnings, supported by improved contract visibility and consistent margin generation associated with fleet utilization.

•
Maritime Infrastructure – the fourth quarter included closing adjustments that temporarily impacted profitability; however, the segment generated a higher contribution supported by expanded operating capabilities and specialized services.

•	Land Logistics – maintained stable performance driven by operating efficiencies and higher volumes.

Overall, these factors reflect the maturation of the Company’s operating model.

Grupo TMM Reports Fourth Quarter and Full Year 2025 Financial Results

Comparability of figures
As of October 1, 2025, the Company ceased consolidating the storage business; therefore, fourth-quarter and full-year figures partially include this segment. This effect solely reflects a change in consolidation scope and does not affect the performance of the Company’s core businesses.

Outlook
For 2026, the Company will remain focused on the optimization of its strategic assets, maintaining financial discipline, and pursuing selective expansion into markets and segments aligned with its operating capabilities.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, and ports & terminals logistics operations, through its subsidiaries and affiliated offices. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM Reports Fourth Quarter and Full Year 2025 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	December 31,	December 31,
	2025	2024

Cash and cash in banks available	494.6	207.1
Restricted cash	257.4	-
Total cash and cash equivalents	752.0	207.1
Accounts receivable – Net	532.8	711.5
Other accounts receivable	145.5	235.2
Taxes to be recovered	143.0	195.2
Prepaid expenses and others current assets	34.8	37.2
Total current assets	1,608.0	1,386.2
Taxes to be recovered long term	0.0	63.0
Property, machinery and, equipment	2,936.4	2,377.6
Cumulative Depreciation	(185.9)	(108.8)
Property, machinery and, equipment – Net	2,750.5	2,268.8
Rights of use	45.3	67.2
Other assets	223.6	206.7
Total assets	4,627.4	3,991.9
Bank loans and current maturities of long-term liabilities	315.3	260.6
Leases short-term	4.5	22.4
Suppliers	306.3	370.4
Other accounts payable and accrued expenses	428.1	588.4
Total current liabilities	1,054.2	1,241.8
Bank loans	896.9	374.7
Leases long-term	41.7	60.2
Deferred taxes	119.2	132.1
Other long-term liabilities	65.6	74.8
Total long-term liabilities	1,123.4	641.7
Total liabilities	2,177.6	1,883.5
Total stockholders´ equity	2,449.8	2,108.4
Total liabilities and stockholders´ equity	4,627.4	3,991.9

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Fourth Quarter and Full Year 2025 Financial Results

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024

Maritime	306.9	429.6	1,440.9	1,283.0
Inland Logistics	20.2	4.9	83.4	61.9
Warehousing Services	0.0	15.1	56.8	146.4
Maritime Infrastructure	51.1	53.6	327.8	262.2
Revenue from freight and services	378.2	503.2	1,909.0	1,753.6
Maritime	(202.9)	(314.6)	(1,000.8)	(1,050.1)
Inland Logistics	(20.2)	(19.7)	(79.4)	(74.7)
Warehousing Services	(0.8)	(50.8)	(109.0)	(129.4)
Maritime Infrastructure	(49.0)	(38.8)	(229.8)	(188.6)
Cost of freight and services	(272.8)	(423.9)	(1,419.0)	(1,442.8)
Maritime	(16.3)	(2.9)	(68.5)	(19.3)
Inland Logistics	(2.2)	(3.9)	(8.3)	(13.0)
Warehousing Services	0.0	(2.2)	(6.1)	(56.1)
Maritime Infrastructure	(3.0)	(1.0)	(14.6)	(4.7)
Depreciation and amortization	(21.4)	(10.0)	(97.4)	(93.1)
Maritime	87.7	112.1	371.7	213.6
Inland Logistics	(2.1)	(18.7)	(4.3)	(25.7)
Warehousing Services	(0.8)	(37.9)	(58.2)	(39.0)
Maritime Infrastructure	(0.8)	13.8	83.4	68.9
Results by business	83.9	69.3	392.5	217.7
Corporate expenses	(16.2)	(13.2)	(61.1)	(59.2)
Corporate depreciation and amortization	(2.5)	(0.5)	(9.8)	(2.2)
Non-recurring (expenses) income	18.0	7.1	8.1	56.3
Operating (loss) gain	83.3	62.7	329.7	212.7
Financial (expenses) income - Net	(26.4)	(10.0)	(112.5)	(29.7)
Leases financial expenses	(1.6)	(2.2)	(9.1)	(16.1)
Exchange gain (loss) - Net	25.9	(11.2)	133.2	(52.0)
Net financial cost	(2.1)	(23.3)	11.6	(97.9)
(loss) gain before taxes	81.2	39.4	341.3	114.8
Provision for taxes	0.0	0.0	0.0	0.0

Net (loss) gain for the period	81.2	39.4	341.3	114.8

Attributable to:
Minority interest	(0.03)	0.1	(0.2)	0.3
Equity holders of GTMM, S.A.B.	81.2	39.3	341.5	114.5

Weighted average outstanding shares (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.47	0.23	1.96	0.66

Outstanding shares at end of period (millions)	174.55	174.55	174.55	174.55
Income (loss) earnings per share (pesos/share)	0.47	0.23	1.96	0.66

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM Reports Fourth Quarter and Full Year 2025 Financial Results

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Twelve months ended
	December 31,		December 31,
	2025	2024	2025	2024

Net gain (loss) for the period	81.2	39.4	341.3	114.8
Depreciation & amortization	23.4	10.6	108.5	95.2
Deferred taxes	0.0	(4.1)	(1.5)	(9.7)
Other non-cash items	(0.2)	115.2	(17.7)	149.9
Total non-cash items	23.1	121.6	89.3	235.5
Changes in assets & liabilities	415.1	(106.7)	165.3	(111.4)
Total adjustments	438.2	14.9	254.6	124.1
Net cash provided by (used in) operating activities	519.4	54.3	595.9	238.9

Proceeds from sale of assets/interest received	2.6	12.9	5.9	15.4
Payments for purchase of assets	(29.5)	(361.1)	(684.5)	(469.5)
Net cash provided by (used in) investment activities	(26.9)	(348.2)	(678.6)	(454.0)

Short-term borrowings (net)	(6.8)	(5.5)	(98.0)	(4.3)
Repayment of leases	(2.7)	(5.4)	(11.1)	(67.2)
Proceeds from (repayment of) long-term debt	(5.3)	345.3	765.5	386.3
Net cash provided by (used in) financing activities	(14.8)	334.4	656.4	314.7
Exchange effect on cash	(4.85)	2.9	(28.8)	7.4
Net increase (decrease) in cash	472.8	43.5	544.9	107.1
Cash at beginning of period	279.1	163.6	207.1	100.0
Cash at end of period	752.0	207.1	752.0	207.1

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.